Exhibit 99.1

FORM 51 – 102F2

ANNUAL INFORMATION FORM

Year ended December 31, 2013

March 31, 2014

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	3
MINERAL RESERVE AND RESOURCE ESTIMATES	4
CURRENCY AND EXCHANGE RATES	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	11
Risk Factors	11
Mineral Properties	24
DIVIDENDS	55
CAPITAL STRUCTURE	55
MARKET FOR SECURITIES	56
ESCROWED SHARES	57
DIRECTORS AND OFFICERS	57
Director and Officer Information	57
Shareholdings of Directors and Officers	58
Corporate Cease Trade Orders or Bankruptcies	58
Penalties or Sanctions	59
Conflicts of Interest	59
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	60
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
REGISTRAR AND TRANSFER AGENT	60
MATERIAL CONTRACTS	60
INTEREST OF EXPERTS	61
AUDIT COMMITTEE INFORMATION	61
ADDITIONAL INFORMATION	63

-i-

Unless otherwise stated or the context requires otherwise, references in this Annual Information Form (“AIF”) to the "Company", "Timmins", "we," us" or "our" refer to Timmins Gold Corp. and its subsidiaries on a consolidated basis.

FORWARD LOOKING STATEMENTS

Certain statements and information contained in this AIF constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this AIF include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner; that no unusual geological or technical problems occur; that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this AIF if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References in this AIF to “dollars” or “$” are to United States dollars. References in this AIF to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2013	2012	2011
Closing	0.9402	1.0051	0.9833
Average	0.9701	1.0004	1.0100
High	1.0164	1.029	1.0583
Low	0.9348	0.9599	0.9430

CORPORATE STRUCTURE

Timmins Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Company’s head office and its registered and records office are located at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company’s head office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. The Company also maintains a field office at the San Francisco Mine site, near Estacion Llano, Sonora.

The Company has two wholly owned subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”) and Molimentales del Noroeste, S.A. de C.V. (“Molimentales”). Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations. Molimentales was acquired from Geomaque de Mexico, S.A. de C.V., (“Geomaque”) pursuant to an acquisition agreement dated March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco open pit gold mine (the “Mine”).

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the “Gold Property” which comprises the Company’s primary asset and only material mineral property. The Company has title to the approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company attained commercial production at the Mine on April 1, 2010 and its first year of operations in 2010 was a successful transition from an advanced exploration and development company to a junior producer. Since achieving commercial production, the Company has continued to see increases in production, metal revenues, and sales. During the year ended December 2013, the Company produced and sold a record 119,655 and 118,550 ounces of gold respectively.

While the Company is primarily focused on the Gold Property, it holds interests in other properties in the state of Sonora and has expanded into other regions in Mexico including the states of Jalisco, Nayarit and Zacatecas.

Production, Reserves and Resources

The table below shows the production rates achieved at the Mine during the three months ended December 31, 2013 together with comparables for the three months ended December 31, 2012, and during the year ended December 31, 2013 with comparables for the year ended December 31, 2012.

	Three months ended
	December 31,		Year ended December 31,
	2013	2012	2013	2012
Ore processed (t)	2,014,968	1,493,623	7,466,771	5,516,626
Average ore processed grade (g/t Au)	0.87	0.82	0.82	0.85
Ore mined (dry tonnes)	2,284,241	2,020,423	8,742,302	8,445,076
Average ore mined grade (g/t Au)	0.74	0.71	0.71	0.65
Ore stockpiled (t)	349,338	526,800	1,651,675	2,966,133
Average ore stockpiled grade (g/t Au)	0.25	0.27	0.25	0.25
Waste mined (t)	5,307,526	5,295,383	23,360,383	17,727,968
Total mined (t)	7,591,767	7,315,806	32,102,686	26,173,044
Strip ratio	2.32	2.62	2.67	2.10
Total days in period	92	92	365	365
Average ore processed per day (t/d)	21,902	16,235	20,455	15,114
Gold produced (oz)	34,164	24,556	119,655	94,444
Silver produced (oz)	21,847	16,203	68,512	56,252

Total production for the current three months ended December 31, 2013 was 34,164 gold ounces and 21,847 silver ounces, compared to 24,556 gold ounces and 16,203 silver ounces during the same prior year period. Total production for the year ended December 31, 2013 was 119,655 gold ounces and 68,512 silver ounces, compared to 94,444 gold ounces and 56,252 silver ounces during the year ended December 31, 2012.

Mineral Reserve and Resource Estimates

MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY. IN ADDITION, INFERRED MINERAL RESOURCES ARE CONSIDERED TOO SPECULATIVE GEOLOGICALLY TO HAVE THE ECONOMIC ANALYSIS APPLIED TO THEM THAT WOULD ENABLE THEM TO BE CATEGORIZED AS MINERAL RESERVES. SEE “MINERAL RESERVE AND RESOURCE ESTIMATES” ABOVE.

On September 20, 2011, the Company announced an updated NI 43-101 resource and reserve estimate audited by Micon International Limited of Toronto, Ontario (“Micon”), and the report was released November 23, 2011. On March 14, 2012, the Company released a further update to the resource estimate in which the measured and indicated and inferred resources were increased to 1,575,000 ounces and 1,351,000 ounces, respectively, from 1,441,000 ounces and 1,005,000 ounces, respectively. The March 14, 2012 resource estimate update was audited by Micon. On November 5, 2013, the Company announced an updated NI 43-101 resource and reserve estimate audited by Micon, and the report was released December 24, 2013. Measured and indicated and inferred resources were increased to 1,868,000 ounces and 1,782,000 ounces, respectively, from 1,575,000 ounces and 1,351,000 ounces, respectively and the mine life was extended to 2022.

Mineral reserves for the Gold Property, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	57,316	0.55	1,013,000
Probable	33,883	0.53	576,000
Total proven and probable	91,199	0.54	1,589,000

Mineral reserves within the Gold Property pit design (December 24, 2013) at $1,250/oz gold price and after mining recovery and dilution.

The total resource of the Gold Property is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	63,778	0.58	1,189,000
Indicated mineral resource	37,940	0.56	679,000
Total measured and indicated	101,718	0.57	1,868,000
Inferred mineral resource	122,177	0.45	1,782,000

Mineral resource estimate for the Gold Property (inclusive of mineral reserves).
Cut-off grade of 0.17 g/t Au and 0.15 g/t for the San Francisco and La Chicharra pits, respectively at $1,250/oz gold price.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

As illustrated above, inferred resources are estimated to contain approximately 1,782,000 ounces of gold.

San Francisco open pit gold mine

During 2011, the Company employed nine drill rigs at the Mine between July 2011 and November 2011 completing 56,315 meters of drilling (225 holes), the cost of which was approximately $5.6 million. These drill meters were in addition to the 60,782 meters (441 holes) completed between January 2011 and June 2011, the cost of which was approximately $6.0 million and which were included in the Company’s November 23, 2011 Technical Report. The 56,315 meters of drilling were incorporated into an updated resource estimate, which was released on March 14, 2012.

During 2012, the Company employed 2 drill rigs at the Mine between January 2012 and December 2012 completing 18,946 meters of drilling (116 holes), and costing approximately $1.9 million.

The drilling program during 2012 was primarily focused on exploration to the south and to the west of the projected perimeter on the final pit design (based on the existing resource at the end of 2011), up to a distance of 300 meters south and 500 meters to the east and west. The objectives of the drilling program were to identify continuity along the projected strike of the gold mineralization and to identify new mineral intervals along the footwall of the known ore body, thus reducing the stripping ratio to access the mineralized drill core intersections.

During 2013 the Company focused on the continued development of the Mine and completed an additional drilling program totalling 135,436 meters drilled as follows:

  A total of 113,280 meters of drilling were completed in and around the Mine; and
  A total of 15,095 meters were drilled in exploration areas outside of the San Francisco and La Chicharra pits with an additional 7,061 meters of core drilling.

Mineral reserves for the Mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	44,952	0.56	808,000
Probable	26,420	0.55	465,000
Total proven and probable	71,372	0.56	1,273,000

The total resource of the Mine is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	50,351	0.60	968,000
Indicated mineral resource	26,093	0.59	496,000
Total measured and indicated	76,444	0.60	1,464,000
Inferred mineral resource	95,830	0.46	1,431,000

La Chicharra open pit gold mine

The Company has completed a recent exploration program on the nearby La Chicharra open pit. La Chicharra is located 2 kilometers west of the Mine. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 ounces of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and advanced surface exploration (Mobile Metal Ion - “MMI”) techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 ounces of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

Drilling was conducted in the west-northwest and north area of the existing La Chicharra pit. The drilling in the west-northwest area was focused on identifying continuity along strike of the known mineral body, while drilling in the north was focused on identifying additional mineralization at the wall of the existing La Chicharra mineral deposit.

Ongoing drilling continued in 2013 to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 meters. The drilling program concluded in the second quarter of 2013.

Mineral reserves for La Chicharra, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	12,364	0.52	205,000
Probable	7,463	0.46	111,000
Total proven and probable	19,827	0.50	316,000

The total resource of La Chicharra is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	13,427	0.51	221,000
Indicated mineral resource	11,847	0.48	183,000
Total measured and indicated	25,274	0.50	404,000
Inferred mineral resource	26,347	0.41	351,000

Employees

As of December 31, 2013, the Company had 7 full-time employees or contractors at its Vancouver, Canada head office and one full-time employee in Toronto, Canada. In addition, the Company had 21 full-time employees at its office in Hermosillo, Mexico. All mining activities at the Gold Property are carried out by a mining contractor. As of December 31, 2013 the contractor provided 377 skilled mining personnel to the Company.

Strategy

The Company’s immediate growth strategy is to produce between 115,000 and 125,000 gold ounces annually and to achieve cash cost guidance of approximately $800 per gold ounce. A resource/reserve update and new mine plan which incorporates the results of over 150,000 metres of drilling in and around the Mine was published on December 24, 2013. The new mine plan discloses the forecast for the Mine on a going forward basis. The mine plan can be found on the Company’s website at www.timminsgold.com.

Growth initiatives are expected to be financed by internal cash flow generated from the operations at the Gold Property. Reductions of costs and deferrals of expenditures at the Gold Property have been implemented in areas including capital expenditures, consumables, exploration, and general and administrative expenses.

Gold Sales

The Company delivers gold and silver in doré form to an internationally respected precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If metal is returned to the Company, it is then sold to international bullion dealers.

Expansion Plans

The Company reviews organic expansion opportunities as they arise and reviews merger and acquisition opportunities on an ongoing basis.

Financings

During the year ended December 31, 2013, the Company did not raise any capital from the issuance of equity or debt instruments.

In December 2013, the Company amended its debt arrangement. Under the original 2010 arrangement, Sprott Asset Management LP, (“SAM”) for and on behalf of certain of the Sprott funds, agreed to provide US$15 million financing in senior secured notes (the “Notes”). The Notes were used to pay down existing debt, and to pay for existing equipment and for general working capital to complete development and the commissioning of operations at the Mine. The Notes were to be repaid in 12 equal monthly installments commencing in August 2010. Each payment was to be equal to the value at the time of payment of 1,667 ounces of gold (20,004 ounces total). The Note holders were granted an aggregate of 3 million share purchase warrants exercisable for a period of 24 months at an exercise price of CDN$0.80 per share, all of which have been exercised.

In June 2011 the Company replaced and restructured its debt. The new credit agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership LP (“Sprott Resource”) allowed the Company to deliver the final five payments totaling 8,335 ounces of gold to SAM and provided a further C$5.6 million in working capital. The credit agreement provided for a lump sum payment of principal upon maturity after 14 months, with interest paid at the rate of 1% per month.

In June 2012 the Company further amended the Credit Agreement. The amended Credit Agreement had a term of 18 months ending December 31, 2013. Interest was payable in monthly installments at the rate of 8% per annum. Payment of the C$18,000,000 principal amount outstanding was to be made at the end of the term. In consideration of the extension, a bonus payment of 217,918 common shares of the Company was paid, representing 2% of the principal amount of the loan at a price equal to a 10% discount to the 5-day weighted average trading price on the TSX of the common shares of the Company.

In December 2013 the Company further amended the Credit Agreement. The amended Credit Agreement has a term of 12 months ending December 31, 2014. Interest is payable in monthly installments at the rate of 9% per annum. In consideration of the extension, a bonus payment of 300,000 common shares of the Company was paid. In February 2014, the Company repaid C$5,000,000 of the C$18,000,000 principal amount outstanding.

During the year ended December 31, 2013 the Company received an aggregate of $161,250 through the exercise of incentive stock options issued pursuant to the Company’s stock option plan and no funds were received through the exercise of share purchase warrants.

Recent Developments

On February 11, 2014, the Company closed a bought-deal offering of 18,920,000 common shares of the Company (including 2,250,000 common shares issued pursuant to the partial exercise of the underwriters’ over-allotment option), at a price of C$1.50 per common share for aggregate gross proceeds of C$28,380,000. The common shares were issued in a public offering in certain provinces of Canada pursuant to a short form prospectus dated February 4, 2014 filed with certain Canadian securities regulators, and were underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., GMP Securities L.P., National Bank Financial Inc., Scotia Capital Inc. and PI Financial Corp.

DESCRIPTION OF THE BUSINESS

Risk Factors

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

  levels of supply and demand;

  global or regional consumptive patterns;

  sales by government holders;

  metal stock levels maintained by producers and others;

  increased production due to new mine developments and improved mining and production methods;

  speculative activities;

  inventory carrying costs;

  availability and costs of metal substitutes;

  international economic and political conditions;

  interest rates;

  currency values; and

  inflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. The Company currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

  terrorism and hostage taking;

  expropriation or nationalization without adequate compensation;

  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

  high rates of inflation;

  changes to royalty and tax regimes;

  substantial fluctuations in currency exchange rates;

  volatile local political and economic developments;

  difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

  difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of natural resources;

  exploration, development, production and post-closure reclamation of mines;

  imports and exports;

  price controls or production restrictions;

  taxation;

  mining royalties;

  labor standards and occupational health and safety, including mine safety; and

  historical and cultural preservation.

The Company’s activities relating to the Mine are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the Gold Property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;

  industrial accidents, explosions and third party accidents;

  the encountering of unusual or unexpected geological formations;

  ground falls, rock bursts, cave-ins and seismic activity including earthquakes;

  fires and flooding;

  metallurgical and other processing problems, including the availability and costs of processing and refining facilities;

  availability of economic sources of power;

  variations in grade, deposit size, density and other geological problems;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  mechanical equipment performance problems;

  unavailability or significant changes in the cost of materials and equipment including fuel;

  labor force disruptions;

  title claims, including aboriginal land claims;

  unanticipated transportation costs; and

  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  environmental damage and liabilities;

  work stoppages, delayed production and resultant losses;

  increased production costs;

  damage to, or destruction of, mineral properties or production facilities and resultant losses;

  asset write downs;

  monetary losses;

  claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and

  other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  control dispersion of potentially harmful effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this AIF are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

  the availability and costs of skilled labor, power, water, transportation and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and

  the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures. In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

  participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

  no commissions or other extraordinary consideration will be paid to such directors and officers; and

  business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

The Company was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, the Company has a limited operating history upon which its proposed business and prospects may be evaluated. The Company’s existing and proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early stage extractive operations and the exploration and development of new mining properties, as more fully described in this AIF.

The Company may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

The Company will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

  potential disruption of the Company’s ongoing business and distraction of management;

  difficulty integrating acquired businesses or segregating assets to be disposed of;

  exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire, and changing the Company’s business profile in ways that could have unintended consequences.

If the Company enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;

  current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;

  changes in financial estimates and recommendations by securities analysts;

  acquisitions and financings;

  quarterly variations in operating results;

  the operating and share price performance of other companies that investors may deem comparable;

  the issuance of additional equity securities by the Company or the perception that such issuance may occur; and

  purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may issue additional equity securities which may reduce the Company’s earnings per share.

The Company has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If the Company issues additional common shares, your percentage ownership of the Company will decrease and you may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options are exercised, or as a result of additional securities offerings.

There are a number of outstanding options pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options may result in dilution to the Company shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Mineral Properties

For a complete description of the Gold Property see the report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico dated December 6, 2013 (the “Technical Report”), prepared by Micon International Limited of Toronto, Ontario (“Micon”). The Qualified Persons responsible for the Technical Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon. The Technical Report has been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com) and with the Securities and Exchange Commission on EDGAR (available at www.sec.gov).

San Francisco Gold Property

The following information has been derived from the Technical Report, is subject to certain assumptions, qualifications and procedures described in the Technical Report and is qualified in its entirety by the full text of the Technical Report. Reference should be made to the full text of the Technical Report.

Portions of the following technical discussion have been updated to reflect the current situation and these updates have been approved by William J. Lewis, B.Sc., P.Geo. of Micon.

Property Description and Location

The Company’s Gold Property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 kilometres (“km”) north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the Gold Property site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The Gold Property is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The Gold Property consists of 13 mining concessions, which are held through the Company’s wholly-owned Mexican subsidiary, Timmins Mexico. All of the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (“ha”). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession.

All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

San Francisco Project, Summary of Mineral Concessions (with Fees for 2014 noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type(2)	Area (hectares)	Location Date	Expiry Date(2)	Bi-Annual Fee (USD)(3)
San Francisco	198971	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	48.0000	Nov 13, 1993	Feb. 10, 2044	500
San Francisco Dos	209618	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	315.6709	Dec 4, 1996	Aug. 2, 2049	3,282
San Francisco Cuatro	219301	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	5,189.7041	Aug 18, 2000	Feb. 25, 2053	53,947
Llano II	197203	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 18, 2043	5,198
Llano III	197202	Molimentales del Noroeste, S.A de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 26, 2043	5,198
Llano IV	222787	Molimentales del Noroeste, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	4,442
Llano V	222788	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	4,442

Timmins	226519	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	337.0000	Aug. 26, 2005	Jan. 23, 2056	1,992
Timmins III Fraccion 1	227237	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	346.0004	Feb. 15, 2006	May 25, 2056	2,044
Timmins III Fraccion 2	227238	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	54.2835	Feb. 15, 2006	May 25, 2056	321
Timmins II Fraccion Sur (1)	228260	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	20,370.0604	Nov. 17, 2005	Mar. 13, 2056	120,320
Pima (1)	228261	Timmins Goldcorp México, S.A. de C.V.	486,058.775 E 3,375,493.728 N	Mining Concession	15,772.0000	Nov. 17, 2005	Mar. 13, 2056	93,160
La Mexicana	191137	Molimentales del Noroeste, SA de CV	487,910,487 E 3’363,995.686 N	Mining Concession	10.0000	April, 29, 1991	April 28, 2041	110
Total:	-	-	-	-	44,442.7193	-	-	294,956

Notes:
(1)

The Timmins II claim, originally staked with a surface of 39.403.0000 ha., was titled by the Direccion General de Minas (“DGM”), after survey works, with a surface of 36,142.0604 ha. In 2008, due to a change in exploration strategy, the Timmins II claim was divided into two claims, Timmins II Fraccion Sur and Pima.

(2)

In 2006, the mining law was modified and the distinction between exploitation concessions and exploration concessions was abolished. Therefore, all concessions granted by the DGM as of 2006 are legally “mining concessions”. The amendment to the mining law also granted the new mining concessions for a term of 50 years which is the same length of time granted to the old exploitation concessions under the mining law before the amendment.

(3)

Fees are estimated in U.S. dollars based on payments in 2013 (now paid). Inflation and other factors are considered by the Mexican government each year. For 2014, not only is inflation considered in the increased fees for 2014 (estimated at 5%), but some concessions will enter their seventh year which also correspond to the period of the highest taxes.

San Francisco Property (Concessions) Map Updated

The Company acquired the first seven concessions, covering the Mine, through its purchase of Molimentales in April, 2007. In 2006, the Company signed a temporary occupancy agreement with an agrarian community (known as an “Ejido”) in Mexico called Los Chinos, whereby the Company was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the Mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

In September, 2011, Molimentales acquired 732 ha from Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006. Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by the Company but neither of these concessions impacts the main area of the Gold Property.

On February 23, 2011, the Company announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. The Company has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr. Agustin Albelais, a buy-out price of US$250,000. The La Mexicana mineral concession was the last area in the metamorphic package that did not belong to the Company.

Molimentales is currently completing the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Ejido Los Chinos into private property, and formalizing a purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, with the understanding that the final public instrument (public bill of sale under Molimentales’ name) would not be ready until the end of 2013 or early 2014.

For any concession to remain valid, the bi-annual fees must be paid to the Dirección General de Minas (“DGM”) and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for the Company to hold the group of contiguous mining concessions for the Gold Property is US$294,956.

Since the Gold Property is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the Gold Property was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the Mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the Gold Property is obtained from the on-site water wells.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gold Property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway). The Gold Property is 150 km north of Hermosillo and is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The Mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north, with a population of over 50,000 inhabitants.

The Company maintains guarded gates across the access road to the Mine and immediate Gold Project area. Exploration can be conducted year round, with the desert monsoon season occurring between July and September. Materials needed to supply the Mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

The Company has been granted the temporary occupation of surface rights at the Mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the Mine.

Water for the drilling programs is available from three wells located on the Mine site. The water table in the area of the Mine is approximately 25m below the surface. The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico. The site contains all of the necessary infrastructure to maintain and operate the equipment and the Mine.

The climate at the Mine site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330mm, with an upper extreme of 880mm. The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The topography ranges between 700m and 750m above sea level. The desert vegetation surrounding the Mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

History

The Mine is a past-producing heap leach operation which was in production originally between 1995 and 2002. Production was conducted using open pit mining methods with gold recovered by heap leaching. During its historical production phase, the Mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold. A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% .. However, during the last two years of historical operation, gold was being recovered from the leach pads only, with no mining being conducted from the Mine or the La Chicharra open pits.

Placer mining and small scale underground mining began in the Mine area during the early 1940s. This limited work drew Compania Fresnillo S.A. de C.V. (“Fresnillo”) to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the Gold Property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685m elevation above sea level, where numerous 1.8m by 1.5m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989.

Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. Fresnillo decided to sell the Gold Property in 1992, at which time it was acquired by Geomaque Explorations Ltd. (“Geomaque”).

As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to re-acquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for US$4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (“Geomaque de Mexico”) and Mina San Francisco, S.A. de C.V. (“Mina San Francisco”). Geomaque began construction of the Mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional mineralization, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit.

Mining ended and the operation entered into a leach only mode in November, 2000. In May, 2002, the last gold pour was conducted and clean-up activities at the Mine site began. In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, a payment of US$500,000 was made and a 1% net smelter return (“NSR”) royalty on any future gold production from the un-mined mineralization in the main pit of the Mine was agreed to. The agreement was subsequently terminated and the property was transferred to Molimentales.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate with a wholly-owned subsidiary of a new Canadian company, Defiance Mining Corporation (“Defiance”). On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of US$235,000.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (“Prodesa”) have retained ownership of the original waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects.

The Company originally acquired the exploitation concessions covering the Gold Property through its wholly-owned Mexican subsidiary, Timmins Mexico, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, the Company had the option to earn a 50% interest in the exploitation concessions by spending US$2,500,000 on exploration and development over a two-year period and, after the Company had earned its interest, the Gold Property would be operated as a joint venture with Timmins Mexico as the operator.

In March of 2007, the Company announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the Mine. The acquisition was completed by the Company in May 2007.

Geological Setting

Regional Geology

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. Further details on the regional geology of the Gold Property are set out in Section 7.1 of the Technical Report.

Property Geology

The San Francisco property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age. The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses. All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40m and are sub-parallel to the foliation. It is seen however, that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along the N30°W system. Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence.

In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite being especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and geological interpretation of the outcrops demonstrate that the San Francisco unit is extensive within the Gold Property, covering a surface area of approximately 100km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits. In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

The granitic gneiss containing the mineralization at the Gold Property is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36° to 60° east and dips northwest 70° to 90°, while the other strikes 64° to 73° west and dips northeast 46° to 66°. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes. The main vein systems in the region strike 50° to 80° west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60° to 80° east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78° west and dips to the northeast at 68°. Regionally the foliation is variable, generally ranging from east-west to 60° west with varying dips to the northeast.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70° to 80° west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60° to 70° west and dip to the northeast. Dikes of intermediate composition in the Gold Property area strike predominantly 63° west and dip to the northeast at 58°. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the Gold Property, dikes strike 60° to the east, dip to the northwest, and represent a later system of fractures. Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

Local Geology

The La Chicharra pit is located 2km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000oz of gold were extracted and processed during Geomaque’s last year of operations. The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated the deposit.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit. While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30° to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip. The Company completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana. Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Air Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and west-east.

Exploration

From July, 2011 to June, 2013, 1,464 reverse circulation (“RC”) and core holes were drilled for a total of 327,853m. These holes were drilled to cover several objectives; most of the RC drilling and the entire core drilling were undertaken in and around the Mine and La Chicharra. The RC drilling included 13,219m in 62 holes of condemnation drilling and 3,842m in 20 holes for water monitoring. A further 8 RC holes totaling 107m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the Mine and La Chicharra comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the Mine and La Chicharra has been completed, except for defining the extent of the mineralization to the southeast of the Mine which remains open along strike and at depth.

The Company has completed its currently planned exploration drilling programs. Additional infill drilling is necessary to confirm the extension in the updip direction from the newly discovered mineral zones identified at the northern extremity of the Mine. The Company has begun to explore the other mineralized areas located on the Gold Property and has concentrated its most recent exploration activities on the El Durazno and Vetatierra projects located 12km and 8km north of the Gold Property, respectively.

In addition, the Company has collected 1,611 soil samples from the Durazno project; samples were collected on 100m spaced stations on lines spaced 100m apart. The samples consisted of between 0.5kg and 1.0kg of -12 mesh soil, taken from the near-surface B horizon (0cm to 30cm) from each sample site.

The soil samples were submitted to ACME Analytical Laboratories Ltd. (“ACME Analytical”), where they were sieved 100g to -80 mesh and analyzed 30g for 53 elements by aqua regia digestion ultra-trace elements inductively coupled plasma mass spectrometry. ACME Analytical is an independent analytical laboratory.

The soil sampling north of the main El Durazno area was intended to cover the area in which the Cretaceous sediments outcrop. Three gold anomalies covering the Cretaceous sediments were identified that are characterized by gold values up to 20 parts per billion (“ppb”). The first two anomalies are located as follows: approximately 1.5km north of the main area, an east-west trending gold anomaly was identified that covers an area 1.2km in length by 500m in width, and 2.8km north-northwest of the main area there is a 1.4km long by 500m wide area with anomalous gold values that appears to trend east-northeast. Dimensionally smaller than the first two anomalies described, a third gold anomaly is located east of the main area that covers an area of 600m in length by 500m in width.

In late 2012, the Company also initiated a rock sampling program, beginning with the El Durazno main area. The rock sampling was conducted over those areas where the quartz veining was mapped around the intrusive and also over the sediments, but focused in the early stages on the El Durazno main area and the El Pinto area. Subsequently, samples were also collected in the Durazno Sur and El Pedregoso areas, in the central part of the intrusive known as El Tungsteno, and from several outlying areas between those prospects, as well as several small isolated areas.

The total number of rock samples collected through from late 2012 through the first quarter of 2013 is 930. In late 2012, the initial focus of the rock sampling was at the area of El Durazno and within the intrusive. Subsequently, a first pass prospecting sampling was done over the Cretaceous sediments north of El Durazno main area. The intention of the sampling was to define the surface mineralized zones delimited by the old artisanal diggings. The rock chip sampling covers an area of approximately 5km in length by 4km in width in either the intrusive or sediments.

From the total number of samples collected, 283 samples yield values up to 0.1 g/t of gold, 44 samples yield values up to 1 g/t of gold and the highest gold value in a sample at El Durazno returned 22.614 g/t Au, 511.9 g/t Ag, 0.86% Pb, 0.03% Mo and 221 ppm Te. Rock samples were submitted to Inspectorate Laboratory (“Inspectorate”) and analyzed for gold by fire assay and atomic absorption finish plus 29 elements by four acid digestion with ICP-AES finish. Mercury was analyzed by cold vapour and atomic absorption finish, and tellurium by ultra-trace analysis via aqua regia digest and atomic absorption finish. Inspectorate is an independent laboratory.

Mineralization

At the San Francisco Gold Property, gold occurs principally as free gold and as electrum occasionally. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz.

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline, but without gold mineralization, were found hundreds of metres away from the San Francisco deposit. The relationship between the quartz and tourmaline at the Project is not well understood, though at least one event is closely related to the gold mineralization.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaching about 100ppm, and antimony rarely over 10ppm. Petzite was recognized but tellurium values rarely reached 10ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggest that the San Francisco deposit might be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° west to 65° west, dip to the northeast, range in thickness from 4m to 50m, extend over 1,500m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65° west, dips relatively shallowly to the northeast, and ranges in thickness from 5m to 35m. The En Medio (in the main pit north of San Francisco) strikes 60° west, dips to the northeast and varies in thickness from 4m to 20m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65° west, dips moderately to the northeast and ranges in thickness from 4m to 20m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1% while gold shows a good correlation locally with arsenic and lead.

Drilling

The three types of drilling used for exploration at the Gold Property are: percussion rotary air blast (“RAB”) drilling, RC drilling and diamond core drilling.

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the Mine and La Chicharra. The RC drilling included 13,219m in 62 holes of condemnation drilling and 3,842m in 20 holes for water monitoring. A further 8 RC holes totaling 107m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the Mine and La Chicharra comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the Mine and La Chicharra has been completed, except for the defining the extent of the mineralization to the southeast of the Mine which remains open along strike and at depth.

Between July, 2011 and the end of June, 2013, the exploration drilling was supported by a variable number of rigs that, in some months, totaled ten rigs, including both core and reverse circulation. The core drilling was focused on conducting the deep exploration holes starting north of the San Francisco pit and explored the down dip projection of the known mineralization in the existing block model. The drill results from the deep holes returned mineral intersections which were delineated and interpreted as new mineral lenses or horizons, located along the northern edges and underneath the Mine, as well as below the currently interpreted final pit limit. The interpreted up-dip projection of these mineral intersections defined a new exploration target that added resources close to the existing designed pit bottom. A reverse circulation drill program to confirm and upgrade the resources was proposed but, given the intense mining activity both within and around the Mine, it was not possible to conduct this program until the first half of 2013. Core drilling continued from the immediate eastern and northern areas of the existing pit limit, with the objective of confirming continuity along strike and down and up dip of the known 2011 mineral intersections, and of exploring at depth for high grade gold structures related to potential feeder zones for the main mineralization system. The deepest holes were TFD-106 and TFD-107 with a length of 1,004m and 1,049m, respectively.

Drill hole TFD-106 was drilled east of the San Francisco pit (section 140W) to explore the mineralized N30°W structural trend, which has been considered part of the main gold mineral feeder system. The assay results for this hole did not extend the pit limits, at least as far as the upper portion of the hole from surface to 500m are concerned. However, at a depth of 960m, the hole intersected one 3.0m of core length interval grading 4.280 g/t gold which confirmed the presence of high grade narrow structures at depth. The lithology which hosts the mineralization corresponds to augen gneiss of mafic composition that included intervals of brecciated pegmatite which appear to be associated with the origin of the gold mineralization.

The second hole which was drilled to test the mineralization at depth was TFD-107. The collar point of this hole was section 740W at 1250N, with an azimuth of 240° and -70° dip. The assay results from the deep holes, along with those conducted in the first quarter of 2011 and the addition of the existing resource in levels where the Mine is now in operation, are important to confirm the continuity of the mineral intersections and are a good indicator that the mineralization could continue below the final pit design limit. The extension of the mineralization at depth opens up the potential for mining to continue underground, once the mineralization accessible by open pit is depleted.

It is significant that the deep mineralization indicated by the core drilling results is hosted by quartz veins, veinlets, stockworks or lenses, and quartz breccias, contained in dark rocks, which are gabbro and mafic gneiss, with some minor felsic gneiss and sporadically thin horizons of granite. It should be noted that, while the drilling is getting deeper, intersections reveal that the mineralization is restricted to local structures, veins or lenses, probably small bodies of pegmatite, both hosted in gabbro or in mafic gneiss which, in theory, should indicate a brittle environment for formation of the deposit. However, the sequence appears to work more as a ductile environment that offers no structural preparation in order to be mineralized.

A second series of core holes explored the immediate area east of the San Francisco pit, along and across the El Llano creek, to follow up mineral intersection from previous drilling. This drilling remained incomplete in the past, due to the difficulty in using reverse circulation for drilling. Also, this exploration drilling was extended outside the perimeter of the Company’s surface rights that comprise the Mine site, towards the railroad line which has been defined as the provisional eastern limit of the pit. Farther to the east, on the land between the railroad line and the highway, four core holes were drilled to explore the extension to the east of the magnetic trend related to the gold mineralization in the San Francisco pit. This limited program was successful in that it confirmed the presence of gold mineralization, but additional drilling is required to improve the interpretation of the geological data from the four holes and to confirm the continuity of the mineral intersections obtained from this program.

In addition, some core holes were drilled to the west between the Mine and La Chicharra to explore the area known as Casa de Piedra. All the geological, engineering, drilling, planning and supervision components of the exploration drilling program were overseen by the Company’s staff, principally geologists Miguel Angel Soto, VP of Exploration of the Company and Daniel Maya, lead geologist on the Gold Property.

From July, 2011 to June, 2013 a total of 155,074m of RC and core drilling distributed in 698 holes was conducted around the perimeter and inside the San Francisco pit. Included in this total were 20 RC holes which were drilled and equipped with piezometric devices for monitoring the groundwater in the vicinity of the San Francisco pit.

The infill and exploration holes in and around the San Francisco pit totaled 141,073m of RC drilling in 650 holes and 10,052m in 20 core holes. The drilling was distributed along the mineralized trend of the San Francisco deposit to the north and to the south, looking for extensions to the known mineralization as well as parallel mineral bodies above and beneath the main zone from Sections 500 E to 1500 W. The holes were designed based on the previous drilling which indicated the potential for the existence of a repetitive series of mineral zones arranged parallel with the main deposit, both along strike and in the up and down dip directions.

The drilling is distributed in the north, east and the middle (within the pit) of the San Francisco pit. In the north, the objective was to confirm and explore the mineralized zones along strike and in the down dip projection indicated by previous drilling underneath the dumps where the primary crusher is situated. In the east, the drilling focused on the area between two smaller shallow pits, to identify the continuity of the mineralization along strike as well as its down-dip projection. Within the current pit, the drill holes were situated on the south and north slopes (benches) and the floor of the pit, with the main objective of infilling and exploring the inferred resource underneath and outside the existing reserve base. In the southern portion of the pit, the drilling focused on defining the maximum extension of the mineralized zones in this direction, especially in the area of El Pastel, where previously a number of isolated holes confirmed the presence of mineralization. Some infill drilling in the La Oreja area was conducted during this portion of the exploration program.

Section 220W

Five holes were drilled toward the west along section 220W. These holes were TF-2057, TF-3299, TF-3503, TF-3241, TF-3445, TF-3083 and TF-3447. The first three holes were drilled to test the mineralization indicated by a series of old holes drilled by previous operators, which were situated in the southern portion of the existing pit. These old holes indicated a number of mineralized zones that had not been explored along their down dip projection, since the previous drilling campaigns by all companies had explored only the upper portions of the mineralized zones in the first 150m to 200m below surface.

The results from the drill holes conducted by the Company on both this section and the neighbouring section allowed an extension of the downward limits of the optimized pit resources in the central portion of the San Francisco mineralization trend, from the 650m to the 550m elevation, almost 100m below the pit resource design conducted in 2011.

Section 320W

Along Section 320W, six infill holes were drilled between the existing widely spaced drilling that outlined an inferred resource in the original block model. The holes were TF-3205, TF-3253, TF-3132, TF-3133, TF-3502A, TF-3153 and TF-3098. A further four holes were drilled to the north to explore the down-dip projection and to identify any parallel mineral intervals in the hanging wall of the known mineralization. The four holes were TF-3153, TF-3100 and TF-3152.

Section 420W

Several holes were drilled on Section 420W, with the most relevant being TF-3252, TF-3147, TF-3219, TF-3094, TFD-145 and TF-3411. The assay results from the first three holes resulted in a deepening of the central portion of the original pit design by approximately 80m. The exploration holes at the northern portion of the section focused on exploring the northern strike projection of the gold mineralization in the wall of the final pit design. Two holes were drilled; TF-3094 and TF-3411. Hole TF-3094 returned a mineralized intersection from 9.14m to 33.53m, or 24.38m, grading 0.189 g/t gold which was hosted in a conglomerate/breccia. Hole TF-3411 did not intersect any significant mineral intersections. TFD-145, was drilled from the local coordinate 1350N to drill in the adjacent section 400W. The hole was drilled to explore for high grade mineralization underneath of the final pit floor design and looking for mineralized feeder zones. The hole was drilled to a total length of 788m and it confirmed the presence of mineralization up to a vertical depth of more than 500m. The mineral intersections in this hole are in the same range as those in the pit, with the mineralized zones varying in width from 1.5m to 30m. The results from drilling on Section 320W expanded the pit limits and increased the reserve base.

Section 480W

From July, 2011 to June, 2013, a total of seventeen drill holes were drilled along Section 480W with most of them concentrated on the southern portion of the existing San Francisco pit. These holes were drilled to determine the down-dip projection of mineral intersections located in shallow drill holes conducted by previous operators. The assay results obtained from the drilling program indicate that the projections of the new mineralized zones would significantly expand the original pit design limits to the south and at depth. The holes drilled along cross-section 480W from the south to the north sides of the pit are TF-2042, TF-1463, TF-1470, TF-1312, TF-1478, TF-1343, TF-1402, TF-3104, TF-1461, TF-1456, TF-1413, TF-3201, TF-3563, TF-3239, TF-3166, TFD-146 and TF-3406.

The deeper results from these holes are significant as they indicate the presence of high gold values associated with veins or lenses which, when properly interpreted, could assist the Company in designing a very focused future drill program directed towards the discovery of the mineralization feeder system. It has been observed that there is better continuity of the high gold grade values, although narrow, at depth. Due to the isolated nature of the core holes, underground mining has not been considered at the Gold Property. Geological information at depth is needed to demonstrate the continuity along strike and along dip of the mineral zones with high gold values. The deep exploration of the San Francisco-La Chicharra mineral system is still in its early stages.

Section 820W

Several holes were drilled along Section 820W, during the last two years in order to gain clarity regarding the mineralization contained within the block model and to carry out exploration within the immediate portion below the floor of the original pit design. The following holes were drilled from south to north: TF-3149, TF-1354, TF-1356, TF-3012, TF-1391, TF-1392, TF-3109, TF-3102, TF-35123, TF-1432, TF-1411, TF-3568 and TF-3420. In general, the results of the drilling here were positive with a number of the holes confirming the mineralized zone intersected by previous drilling and allowing for or extending the limits of the original pit design.

Section 1020W

From south to north, the first holes TF-2007, TF-2022 and TF-2008 on Section 1020W were part of a series of drill holes focused on exploring the area called Cerro El Pastel, located to the south of the current view point for the San Francisco pit operations. While gold values were intersected, these are restricted to narrow intervals either without continuity or with very short continuity both down dip and along strike.

Section 1240W

The drilling on Section 1240W only produced some small changes to the original pit limits, mostly in the southern wall of the San Francisco pit. Drill hole TF-3570 was collared at the southern wall at coordinate 600N at an elevation of 654m. The hole is relatively shallow, drilled to a depth of 153.92m at an azimuth of 195° and an angle of 70°. The assay results indicated several significant mineral intersections, starting on surface with 4.57m grading 0.480 g/t gold, with the other significant intersections down the hole being 13.72m grading 0.708 g/t gold starting at 27.43m, an interval of 3.05m grading 3.615 g/t gold, then 6.10m grading 0.677 g/t gold, 1.52m grading 0.882 g/t gold and 6.10 m grading 0.646 g/t gold near the end of the hole.

Infill and Exploration Drilling in and around the La Chicharra Pit

From July, 2011 to June, 2013, 640 holes totaling 141,314m, including core and reverse circulation, were drilled in the La Chicharra pit and in the area surrounding the La Chicharra pit. The objectives were to conduct an infill drill program to upgrade the inferred mineral resource in the original block model to measured or indicated resources, and to potentially add to the mineral resources.

Exploration for new mineralized intervals was carried out to the north and south of the existing deposit. To the south, in the footwall of the La Chicharra deposit, drilling was conducted from the floor of the current pit and along the strike direction of the floor. To the north, infill drilling was conducted immediately adjacent to the pit, looking for parallel mineralized zones in the hanging wall of the La Chicharra mineral deposit, with drilling also conducted along the general strike of the deposit in the north. In the case of the northern drilling, previous exploration had resulted in an expansion of the existing mineral resource by defining a main mineralized zone which varies in width from a few metres to over 100m projecting in the down dip direction for a distance of more than 300m and remaining open at depth.

The La Chicharra drill campaign for 2011 and a portion of 2012 focused on the area to the north of the existing pit and within the pit. This campaign was generally infill drilling to upgrade the existing inferred resource to indicated or measured resources. Based upon this program and the analysis of previous drilling campaign results, the drilling was extended, to the east-southeast and to the west-northwest. In the east-southeast direction, the mineralized zone is spotty and is restricted to narrow intervals with erratic gold values. More work will be required in this area.

Section 2540W

A total of 22 holes were drilled from south to north along Section 2450W. The first two holes were TF-1666 and TF-1657, both of which were drilled from the floor of the pit on local coordinate 165N. Neither hole intersected mineral intervals. That does not mean that the mineralization is absent, but that it is not located within 100m of the footwall of the known mineralization. The most significant intersection from these holes was 1.52m grading 0.452 g/t gold. The next holes (TF-1670, TF-1590, TF-1673, TF-1586 and TF-1592) were primarily infill holes both down and up dip and along strike, to confirm the interpretation derived from the wider spaced drilling. The results from the drilling were significant enough to warrant a push back of the pit walls to the north and south, and a deepening of the pit in the updated design.

Section 2660W

The drilling on Section 2660W was primarily infill holes in the immediate area to the north of the La Chicharra pit, coupled with exploration holes to determine the down dip extension of the main mineralized zone, as well as exploring for additional resources in parallel mineralized zones, both in the hanging wall and footwall of the main mineralized zone. The drilling results for this section were positive for the drilling that was conducted near the pit. Drilling further to the north resulted in a number of smaller mineralized zones with spottier continuity.

Section 2780W

The drilling along Section 2780W was a combination of infill and exploration drilling with an objective of validating mineralized intervals encountered by the existing shallow drilling conducted by previous operators, upgrading the inferred resource estimate based on widely spaced drilling by the Company and exploring the area beneath the main mineralized zone of the La Chicharra deposit.

In general, all of the drill holes encountered mineralized intervals, with the exception of holes TF-2695, TF-2900 and TF-1996. The drilling closer to the existing pit has demonstrated the down dip continuity of the mineralized zone exposed in the pit and has allowed the Company to widen and deepen its original plans for the La Chicharra pit.

Section 2940W

A total of seven holes were drilled on Section 2940W, which crosses the northwest limit of the 2011 pit design. These holes added further information to the previous model, which was based on three holes that had been drilled to the south of the west-northwest projection of the mineralized zone in the La Chicharra pit. The results of the new holes indicated that there was continuity to the mineralization in this direction and that additional mineralization was located in the footwall or at depth. The continuity down dip extends to at least 100m and the results of all holes on this section, combined with those drilled on the adjacent sections on either side, was enough to allow for the possible deepening and push-back of the original walls of the La Chicharra pit by 90m in depth and nearly 100m on surface.

Section 3080W

A total of seven holes were drilled on Section 3080W to follow-up on the results from the holes drilled during the first part of 2011 and a few shallow holes drilled by previous operators. The Company used these holes to explore the continuity of the mineralized zone, detected close to the surface, in its projected down and up-dip directions. The principal drill holes that were important for extending the existing pit in the west-north-west direction were the shorter holes, such as TF-1763 which demonstrated the continuity of grade and mineralization. The demonstrated continuity of the mineralization in the west-northwest direction will allow for a push-back of the pit limits and it also has confirmed the extension in direction to the west-northwest.

Section 3300W

Section 3300W is 400m to the west of the existing pit limits and the majority of the holes on this section were drilled during the period covered by the Technical Report. The holes were drilled to follow up the projected strike direction of the mineralization to the west of the La Chicharra pit and to explore both the footwall and hanging wall of the mineralization. The holes confirmed the extension of the mineralization to the west-northwest, both near surface and in its projected down dip direction for 300m. The grades intersected by the drilling will merit an updated pit design which allows for potential exploitation of the resources approximately 160m in the down-dip direction, over a width of 70m to 80m. This implies that the pit floor will be approximately 100m deeper than it is currently, and also includes a small pit at the southern extremity. The holes drilled south of local coordinate 200N did not return any significant mineral intersections.

Sampling and Analyses

During the July, 2011 to June, 2013, drilling program, the Company continued to use the sampling procedures instituted for the previous RC and diamond drilling campaigns.

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples.

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5m intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3m). In general, this is considered to be the standard sampling length within the industry. Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, in the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the Mine. Approximately 15% of the samples assayed in the laboratory at the Mine were checked at an external laboratory. The principal external laboratory has been the IPL Inspectorate laboratory in Vancouver, B.C. Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

The RC drill sampling was conducted by a team of two or three geological assistants, under the close supervision of the Company’s staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the Mine.

The RC cuttings collected at the drill site were discharged from the drill hole through a hose, into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5cm drill bit and a sample length of 1.5m, it is estimated that the original sample weighed 48.3kg, prior to making allowance for recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42kg and 45kg.

All samples from the RC drilling were prepared at the drill site by the Company’s staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Company’s assaying laboratory, which currently supports the mining and processing operations of the Mine and the exploration in the area surrounding the pit. For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the Mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes; the length stored in each box depends of the diameter of the core, 2.40m for HQ diameter and 3.0m for NQ. This step in the procedure is completed by the contractor’s personnel, under the supervision of a Company geologist. The Company and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units, while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0m or 2.0m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the Gold Property was better that 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of IPL Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation, if there is a large backlog of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicate samples and these are also inserted into the sample stream.

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes were loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box. The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

General Quality Control/Quality Assurance (QA/QC) Procedures

As part of the Company’s general quality control/quality assurance procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one in every 25 samples.

During the second semester of 2011, blank samples were used that had been prepared from a tonalite dike that outcrops on the southwestern extension of the San Francisco pit. The rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region, at least as far as is known. A geologist currently working with the Company, and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren and this was verified during the 2005 to 2010 drill programs. However, during the 2011 to 2013 program, anomalous gold values, including some of economic interest, started to appear in this material and a detailed mapping program resulted in the discovery of xenoliths of mineralized rock within the dike. As a result, the Company made the immediate decision to use material from another source, which was selected based upon a regional geological reconnaissance. The regional reconnaissance resulted in the identification of a basalt-andesite in several areas within a 40 km perimeter around the Mine. Due to the accessibility of the Norma Project area to the northwest of the mine, a series of outcrops were chosen at the southern end of the Norma concession, from which several samples were taken and assayed by the Mine laboratory. The results of the assaying revealed gold values either below the detection limits or no gold.

While the Company was waiting for a new blank sample to be generated from its own material, it used blanks purchased from Proveedora de Laboratorios, SA de CV, based in Hermosillo. The Company purchased two types of blanks, a fine and coarse grain blank, with the first one used to check the assaying of the primary laboratory and the second to check the sample preparation in the Company’s on-site facilities.

Certified standard reference materials were submitted with each sample shipment during the course of the drill programs. Standard pulps, consisting of 70g to 100g of material, were randomly inserted into each batch of 25 samples. The 27 standards include low, medium and high gold grades, in relation to the average grade of the known deposits in the area.

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21kg to 23kg sample was subjected to a further split in the field, yielding two 10.5kg to 11.5kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

Samples from the Mine are picked up periodically by Inspectorate de Mexico, SA de CV. (“Inspectorate”), a subsidiary of Inspectorate America Corp. These sample pickup trips are performed by Inspectorate’s wholly owned trucks, driven by full time Inspectorate employees. Samples are picked up at the Mine. The Company delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack. The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

The Company provides proper documentation to Inspectorate’s personnel regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported.

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alphanumerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received. When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System.

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are fully dried at 100°C. The samples are never dried for more than 5 to 6 hours.

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2mm). A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once in every 40 samples thereafter. Once a sample has been crushed, it is split using a Jones riffle splitter until a 250g representative sub-sample is obtained.

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer, to 85% passing minus 200 mesh (75 microns). A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test. The pulverized material is split to obtain a 100g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150g split is saved in the warehouse for future checks or returned to the Mine. Samples from the Gold Property are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb. Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by BSI Inc. annually, in compliance with the ISO 9001:2008 Guidelines for Quality Management. Inspectorate’s internal quality assurance/quality control program is considered to meet normal industry standards for analytical laboratories.

Security of Samples

In March, 2013, the Company started to use the specialized software called Geobank by Micromine, to improve its data collection procedures. Geobank is geological data management software which offers a significant improvement in data handling allowing flexibility, scalability and centralization among other benefits, for the purpose of developing a better database.

In July, 2013, Micon undertook a data verification of the entire Mine database, with the primary focus on the drill collar, survey and assays portions of the database. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

During a visit to Toronto by the Company’s personnel between July 15 and 18, 2013, Micon conducted an audit of the preliminary resource estimation data and procedures being used by the Company. Micon assisted the Company with the variographic analysis performed on the geological domains and helped to select estimation parameters based on the results. The Company and Micon also tested other parameters, and comparisons were conducted.

After the Company and Micon finalized the parameters to be used for resource estimation, the results were inspected graphically for consistency throughout the deposit, ensuring that the grade distribution of the composites was properly reflected in the interpolated blocks. Micon suggested changes to the categorization of the mineral resource and the final measured, indicated and inferred blocks were approved by Micon.

The Gold Property’s database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide confidence in the resource and reserve estimates. Micon has concluded based that the revised block models for the Mine and La Chicharra are also acceptable to be used as the basis for the resource and reserve estimation.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The mineral resource estimate for the Gold Property is presented in the following table and includes the mineral reserve estimate described subsequently.

Mineral Resource Estimate for the Gold Property (Inclusive of Mineral Reserves) (Cut-off Grade of 0.128 g/t Gold and a US$1,250 Gold Price)

Pit Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pit limits.

Micon recommended that the Company use the October 1, 2013 mineral resource estimate contained in the above table as the stated mineral resource estimate for the San Francisco Property as this estimate recognizes the use of a 0.17 g/t and 0.15 g/t gold cut-off for the San Francisco pit and the La Chicharra pit, respectively, as the grade at which the mineralization would meet the parameters for potential economic extraction.

The resource estimate for the Gold Property is based on a pit shell designed at a gold price of US$1,250 per ounce and additional cost and recovery parameters developed by the Company and reviewed and approved by Micon. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

The resource block model is based on 5m by 5m by 6m high blocks. The coordinate limits of the 2011 resource model were retained for this current work. The topography was updated to reflect the surface at the end of September, 2013. The undisturbed pre-mining topographic surfaces are also available in the model.

The parameters used in the pit optimization for the estimation of the resources are summarized in the following table.

Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.80
	Ore mining cost	USD/t	1.80
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.40
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss felsic (4)	2.75	67.80
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophrite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	57.80
	Conglomerate (12)	2.00	71.70
	General Recovery		68.00
La Chicharra Project	Costs
	Waste mining cost	USD/t	1.40
	Ore mining cost	USD/t	1.40
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.00
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	70.00
	General Recovery		70.00

The database for the Mine and La Chicharra consists of 3,907 drill holes with 380,031 intervals, amounting to 592,435m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 1,350 new holes drilled from 2011 to 2013, and 303,203m of drilling. Approximately 13% of the sampling intervals are greater than or equal to 2m length, about 84% of the intervals are between 1.5m and 2.0 m in length, and about 3% are less than 1.5m in length. In the case of duplicate samples, the original sample was used in the database.

The assay database was composited to 3m regular down-hole lengths, which is half the block height of 6m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

For the current estimate, the mineralized grade shells were constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes. Micon considers this approach to be superior because it allows for appropriate interpretive geological control within the model.

The Company has continued to use the rock domain interpretation developed for previous resource estimates. As much more data are available for the current estimate, the geological domains were interpreted in more detail by a senior geologist in the field.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12m bench polygons, projecting 6m above and 6m below the bench, in accordance with the principal rock type present in each block. Composites were assigned the rock type of the block in which they were located.

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variography analysis and applied to the different domains and zones accordingly.

The block model was validated using three methods:

1.	Statically - The gold grades of the 3m composites grouped by domain were compared against the grades of the interpolated blocks.

2.	Trend Analysis - The interpolated block grades and the average grades of the 3m composites were compared in swath plots at 50m intervals in the east-west direction.

3.

Visually - Using Gemcom, Micon visually examined vertical sections, comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues expected to adversely affect the mineral resources estimated for the Gold Project (as defined in the Technical Report).

Mineral Reserves

The mineral reserve estimate for the Gold Property is presented in the following table.

Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	44,952	0.559	808,000
	Probable	26,420	0.547	465,000
	Total	71,373	0.555	1,273,000
La Chicharra Pit	Proven	12,364	0.515	205,000
	Probable	7,463	0.463	111,000
	Total	19,827	0.495	316,000
Total	Proven	57,316	0.550	1,013,000
	Probable	33,883	0.528	576,000
	Total	91,199	0.542	1,589,000

San Francisco Pit	Stockpile	6,155	0.26	51,000

The gold price used for estimating the reserves at the Gold Property was US$1,250 per ounce. The parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

Mining recovery for the Mine and La Chicharra has been assumed to be 99%. This estimate is based on actual experience at the Mine. An overall average of 9.1% dilution was estimated for the Mine and 3.0% for the La Chicharra.

During its site inspection, Micon observed that the existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente around the pit, to evaluate the hydrological regime in this area. A number of piezometers were installed to monitor the water flow surrounding the pit. During 2013, water volumes pumped from the Mine have ranged between 6,000m3 and 51,000m3 per month.

Existing waste rock dumps are located to the south of the Mine, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west by ground not yet condemned by drilling. Accordingly, the existing dumps will be extended further south, where adequate space does exist. With the expansion of reserves, additional waste dump volume is required and a site located northwest of the pit has been identified that would contain the majority of waste rock produced during the mine life. Currently, a condemnation drilling program is underway in this area.

Mining Operations

Mine operations are being conducted using open-pit mining methods. For 2014 and 2015, all production is planned to be sourced from the San Francisco pit of the Mine. The average daily throughput is expected to be approximately 24,000 tonnes per day for 2014 and 2015. Production from the La Chicharra pit is planned to begin in early 2016. Average daily throughput from 2016 onwards is expected to be 30,000 to 32,000 tonnes per day (24,000 tonnes per day from San Francisco and 6,000 to 8,000 tonnes per day from La Chicharra).

The installation of an 8,000 tonnes per day crushing unit and new leach pad at La Chicharra is scheduled to begin in late 2015, and pre-stripping at La Chicharra is scheduled to begin in early 2016.

All mining activities are being carried out by Peal Mexico, S.A. de C.V., of Navojoa, Mexico, a contractor of the Company. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by the Company, in accordance with the mining plan.

Crushing and Conveying

Ore extracted from the pit is transported in haulage trucks with a capacity of 100t, which feed directly into the gyratory primary crusher with dimensions of 42 inch x 65 inch. The crusher has a nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a coarse ore stockpile with a capacity of 6,000t. Two feeders beneath the coarse ore stockpile deliver the material to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½ inch. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers. Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which comprises three tertiary crushers operating in closed circuit with ½ inch screens. Undersize from the screens is delivered to the leach pad. This crushing circuit has a nominal capacity to deliver 16,000 t/d of crushed material to the pads. Recently, the Company has installed a new crushing circuit with a capacity for processing an additional 8,000 t/d. This circuit comprises one primary jaw crusher, two secondary crushers, three tertiary crushers, screens and conveyors. The total installed crushing capacity is 24,000 t/d. The Company does not have any additional plans to increase throughput of the crushing and conveying systems for the San Francisco pit. A new crushing plant, with a capacity of 8,000 t/d, is expected to be installed late in 2015, to serve La Chicharra.

Leaching

The current leach pad occupies approximately 40 ha and is divided into seven sections. An additional 25ha leach pad is currently being constructed. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming 6m high lifts. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift. The leach solution consists of 0.03% sodium cyanide with a pH of 10.5 to 11. The solution percolates to the bottom of the lift and flows to the channel that carries the solution to the pregnant solution storage pond, from which it is pumped to the adsorption, desorption and recovery plants.

Barren solution exiting the adsorption, desorption and recovery plants flows to the barren solution storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad. Due to the increase in reserves and the increase in production, authorization was granted by the Mexican authorities to use an additional 49 ha for the construction of a new leach pad adjacent to the current pad.

Adsorption/Desorption/Recovery (ADR) Plants

Pregnant leach solution is fed to the first adsorption plant which consists of two parallel lines of carbon columns, each with five tanks in series, through which the carbon is advanced counter-currently to the solution flow. One line of columns contains approximately 2.0t of carbon and the other 2.5t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra type elution circuit. Gold is recovered by an electro-winning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless steel cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is considered to be more efficient, as it does not require the smelting of substantial quantities of steel wool, which requires substantially more flux and can lead to inferior grade doré. Installation of a new line of carbon columns (second ADR plant) with 5 tanks containing approximately 6t of carbon, and with a flow of 3,500 USGM, was completed in August, 2011, to increase the production capacity.

To complement the increase in production, an additional pumping station with a solution storage capacity of 8,000 m3 was installed. The new system can feed 6,200 USGM of solution directly to the leach pads, using three vertical pumps. To support the new 25 ha leach pad expansion currently in progress, a new vertical pump will be installed, in parallel with the existing pumps.

Refining and Sales Contracts

The Company’s subsidiary, Molimentales, has entered into an agreement with Johnson Matthey Inc. (“Johnson Matthey”) to refine the gold and silver doré bars produced at the Mine, at Johnson Matthey’s Salt Lake City refinery in Utah, USA. Some of the terms and conditions in the agreement are as follows:

  Shipments will consist of no less than 30 kg of material, in the form of doré bars weighing approximately 15 to 30 kg.
  Each shipment will have full and complete documentation to permit importation into the United States.
  The refiner will credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment: (a) 99.85% of the assayed gold content; and (b) 97.00% of the assayed silver content.

  Delivery of the gold and silver components of the recoverable metals from each shipment will be made as directed no more than 10 working days after receipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.
  Treatment charges are US$0.65 per troy ounce of material received, with a minimum charge of US$1,000 per shipment.
  If the Company elects to take an early settlement of the account, Johnson Matthey will levy a fee which is calculated according to the terms of the agreement.
  Johnson Matthey may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements, as defined by the agreement.

The first refining agreement between Molimentales and Johnson Matthey commenced on December 20, 2009 and remained in effect until December 31, 2011. It was renewed in 2012 and 2013 and the current term has been extended until December 31, 2014. Thereafter, the agreement will be automatically renewed for 12 months, unless either party provides written notice of its intention not to renew it.

Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (“Auramet”), under which it agreed to sell the gold and silver output from the Mine to Auramet. On June 23, 2010, Molimentales also entered into a trading agreement with Auramet, which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions, on a deliverable and non-deliverable basis, involving various metals, energy products and currencies. The trading agreement is part of the master purchase contract and bill of sale agreement with Auramet.

Environmental Considerations

On July 22, 2011, Molimentales submitted a request to the Secretary of Environment and Natural Resources (the “Secretary”) for the authorization of an additional land use of 24.3401ha for the Mine and 54.8415ha for a new waste dump, for the increase in production capacity to 18,000 t/d. The Secretary conditionally authorized the additional land on October 13, 2011. A technical justification study for the change of use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) is in process, and will be submitted, to request that the Secretary grant authorization for new land use areas, based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas. Although Molimentales is expecting a favourable response, there can be no guarantee that such approval will be obtained.

Modifications to the Environmental License (Licencia Ambiental Única), authorized on March 17, 2010, are in the process of being submitted, to request the authorization of the Secretary of Environment and Natural Resources to include new equipment and increased production capacity for the operating license, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and, also to register modifications to the blasting program. This documentation is in the process of being prepared, along with the license extension documentation, and will be submitted in April, 2014.

Due to the increase in mineral resources and reserves and the increase in production capacity, Molimentales submitted a request for authorization by the Secretary of a new Environmental Impact Assessment for the additional use of land. The request was granted in October, 2011. Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include programs for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

Economic Evaluation

In November of 2013, the Company announced an updated economic evaluation of the Gold Property to incorporate the increase in mineral reserves. The evaluation is based on a constant gold price of US$1,350/oz in real terms and a constant silver price of US$20/oz. The base case mine plan from 2014 to 2022 is split into three phases, as summarized in the following table.

San Francisco Gold Property: Base Case Mine Plan Summary (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Approximate average daily throughput	24,000 t/d	30,000 – 32,000 t/d	30,000 – 32,000 t/d
Ore source	San Francisco	San Francisco and La Chicharra	San Francisco, La Chicharra and stockpile
Average gold grade	0.59 g/t	0.51 g/t	0.58 g/t and 0.26 g/t stockpile
Average operating strip ratio	2.4	2.7	1.4
Average total strip ratio (operating + deferred)	2.5	3.2	1.4
Average reprocessed gold from existing leach pads	18 koz (2015)	5 koz/y	0
Average gold production	121 koz/y	135 koz/y	130 koz/y (2021), 53 koz/y (2022)
Average cash cost/oz (by-product)	USD 758	USD 895	USD 663
Average sustaining capital	USD 2 M/y	USD 3 M/y	USD 2 M/y
Average AISC/oz, site level (by-product)	USD 775	USD 918	USD 674
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr
Average AIC/oz, site level (by-product)	USD 846	USD 1,016	USD 686
Gold price/ounce, assumed	USD 1,350	USD 1,350	USD 1,350
Average annual net cashflow (excl. taxes, royalties)	USD 61 M/y	USD 44 M/y	USD 82 M/y, USD 37 M/y

Assumptions: (1) Average total costs of US$10.75/t for San Francisco and La Chicharra; (2) Average life-of-mine heap leach recovery of 68% for San Francisco and 70% for La Chicharra; (3) Operating costs for La Chicharra are approximately 20% lower than San Francisco due to lower work index; (4) It is estimated that there are 40,000 to 50,000 oz of gold recoverable from older leach pads. It is planned to recover these ounces over the life of the mine by applying cyanide to selected cell. Reprocessing costs – US$60/oz.; (5) Stockpile rehandling costs – US$0.30/t.
Table provided by Timmins Goldcorp Mexico, S.A. de CV.

At a gold price of US$1,350/oz, the undiscounted pre-tax cash flow for the life of the mine is US$489M and the pre-tax 5% discounted net present value is US$381M.

The recently proposed Mexican mining taxes/royalties have not been incorporated into the economic evaluation presented above. The new Mexican mining tax of 7.5% on resource companies, and as much as 8% for gold, silver and platinum, was approved by the Mexican Senate on October 31, 2013 with final approval of the President of Mexico on December 6, 2013 (and published in the official gazette on December 11, 2013), effective as of January 1, 2014. As originally proposed, the tax will be on earnings before interest, taxes, depreciation and amortization.

Based on the estimated mineral reserves of the Gold Property disclosed in the Technical Report, the mine life is approximately 9.5 years. As the Gold Property did not require any significant initial capital outlay and is currently generating cash flow, the payback period of capital is “nil” years.

Metallurgical Process and Testing

On November 21, 2012, the Company announced a summary of the results from its recent bulk sample locked column leach testing program on representative mineralization from the Gold Property. This material was tested at the METCON Research metallurgical laboratory in Tucson, Arizona, in 2012.

The column testing results indicate an average gold extraction of 71.0% based on a crush size of 80% of the particles passing 3/8 inch (P80 3/8 inch) and 77.1% based on a crush size of 80% of the particles passing 1/4 inch (P80 1/4 inch), on samples from the Mine. For La Chicharra samples, the column testing results indicate an average gold extraction of 78.3% and 80.9% based on crush sizes of P80 3/8 inch and P80 1/4 inch, respectively. No percolation issues were observed during the column leach tests. Although the testwork results are encouraging, the Company continues to use a life-of-mine gold recovery of 68.6% in its resource estimations, mine planning and economic analyses. The Company believes that the testwork results indicates there may be potential to further improve gold recoveries, through optimization of the process.

The Company has no plans to conduct any additional external metallurgical testwork at the present time, although, it will continue to conduct internal testing to continuously improve recovery and further its understanding of the metallurgical response of the mineralization types located on the Gold Property.

Exploration and Development

Most of the exploration drilling performed by the Company from July, 2011 to June, 2013 was focused on confirming the extensions of the gold mineralization around the perimeter and underneath the existing Mine pit shell previously delineated, and exploring and confirming the mineralization to the north and northwest of the existing La Chicharra pit. The exploration and infill drilling covered most of the areas where the Company had identified gaps or unconfirmed information and, in general, it can be concluded that the 2011 to 2013 drill program was positive.

The next drill campaign will be focused on exploring areas near to the existing pits, but outside both pits. Based on the positive results from the previous programs, the Company will continue with the drilling as described in the following paragraphs, subject to the Company’s internal budget approval.

San Francisco Pit

The next phase of exploration planned for the San Francisco deposit is to conduct drilling focused on confirming the continuity of the mineralization identified during the 2012-2013 drill program to the east of the existing pit (Mayela). Depending on the results, the Company may conduct infill drilling with the objective of expanding the mineral resources. The Company is considering a drill program for 10,000m to test the results of the geophysical surveys.

San Francisco and La Chicharra Mineralized Trend

Currently, in the area surrounding the San Francisco and La Chicharra pits and between them, a detailed geology mapping and sampling program is being conducted to characterize the veinlets. This program will seek to identify the veinlets which are associated with the gold values of both deposits, and those without gold. Simultaneously mapping of pyrite and its mode of occurrence is being conducted, with the objective of understanding the relationship between the pyrite and the presence of gold in the different types of veinlets, and its possible projection along the strike of the shear zone that is associated with the San Francisco and La Chicharra pits.

Geological mapping along the San Francisco hill, to the south of the San Francisco pit, has now identified what appears as part of a large shear zone over 300m wide (D. Maya) and extending in the direction N60°W, which seems to be dipping northeast, with the San Francisco pit on the hanging wall and the La Chicharra pit on the footwall of the shear zone. The projection to the southeast of the shear zone is lost under the alluvial cover, but, towards the northwest, it appears to be projected along a line of mineral occurrences, such as La Perdida and others. The proposal to explore along strike is based on geophysical surveys. It is proposed to test electro-magnetic methods first, in the area of the San Francisco pit, to generate a geophysics model for use in the exploration of the projection along strike for both the San Francisco and La Chicharra pits. Drilling to test the results may be budgeted, if the results are consistent and demonstrate a high possibility of success.

Other Targets

A preliminary campaign of RC drilling has been completed at the El Durazno target to the north of the Mine. The initial results were positive and it is expected that the Company will continue with at least two more drilling programs along the trend of the El Durazno mineralization. Mapping and sampling are being completed on two additional targets. The first is the Vetatierra target, where gold is associated with quartz and quart-tourmaline veins with scarce sulphides, hosted in a diorite intrusive and sandstone, siltstone and conglomerate of Lower Cretaceous age. The Company will most likely conduct an exploration drill program to test the presence of mineralization at depth and along strike in this target area.

The Company will also continue with the exploration program on the second target, the Pima project. Exploration at La Pima is still in an early stage but the Company will soon have sufficient data to able to develop a preliminary drill program. The Pima project consists of a series of silver occurrences along a 3km strike length and 500m wide area of breccias and veins and veinlets of calcite, barite and siderite, all hosted within a sequence of limestone, siltstone and sandstone of Lower Cretaceous age. The silver mineralization appear to be associated with mineralization of lead, zinc, arsenic and antimony. It is a polymetallic target with a strong response to the magnetic survey, which is associated with an intrusive or several stocks at depth that affect the sedimentary sequence.

The following is not contained in the Technical Report.

Other Mineral Properties

While the Company is primarily focussed on Sonora, it has expanded into other regions including Jalisco, Nayarit and Zacatecus. The Company also has an interest in and plans to undertake exploration activities at the following properties:

La Pima Target – As noted in the Technical Report summary under the heading “Other Targets” above, the Company continues an exploration program on the La Pima project. The La Pima target consists of a series of northeast trending limestone ridges at the central-west part of the claim of the same name, located 25 km northwest of the Mine and 13 km west of the town of Santa Ana. During the third quarter of 2013, an initial program of mapping and rock sampling was performed along more than 3 kms of outcrops of the limestone trend indentifying at least three mineral targets where there exists evidence of silver and polymetallic mineralization and erratic gold grades. Mapping and sampling was performed to identify the main geological structures of the mineralization. Assay results show high silver grades above 1.0 kilograms of silver per tonne (kg/t Ag”) and anomalous gold grades of 1.0 grams of gold per tonne (“g/t Au”).

The Company is assessing a core drill program on at least two of the three targets identified in the exploration work of 2013.

San Onesimo Property - The San Onesimo property is situated 16 km to the northeast of the Camino Rojo gold deposit and 45 km southeast of the Peñasquito gold deposit.

Following up on the exploration work completed in 2011, IP and magnetic surveys were conducted over 18 lines to cover a total longitude of 76.9 km on three targets selected from the MMI soil sampling survey completed in 2011. Six core drill holes were completed in 2012 for a total of 1,523 meters. The values of gold and some other trace elements detected by the drilling were low, however, they did confirm the favourable lithology of the area and suggest directing exploration toward the southwest of the property, as it contains a very strong geochemical anomaly associated with scarce outcrops with polymetallic mineralization.

No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

TIM Claims - There are 5 mining concessions 100% owned by Timmins Goldcorp Mexico, all within the region of Mazapil-Concepcion del Oro. This region is located in the north of the state of Zacatecas, and has emerged over the last few years as one of the most active mining exploration and development regions in Mexico and all Latin America.

During 2012, the exploration activity in the southeast portion focused on an area 2 by 2 km, which was initially defined for high gold and silver values in two rock chip samples. Also, combined soil and rock chip sampling was completed on the El Marmol and El Tecolote areas. Initial samples were taken on isolated outcrops of assayed high silver values, and geology mapping and interpretation of aerial photos was performed as well.

No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

Patricia Property - The Patricia property is located in the north-central portion of the state of Sonora, 50 km to the southwest of the Mine. The Company has undertaken trenching and systematic sampling which has returned anomalous gold values of between 1.0 to 2.0 g/t Au with potential silver and polymetallics.

No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

Norma Property - The Norma property is located 30 km northwest of the Mine. During 2011, the Company completed 2,090 meters of reverse circulation drilling, distributed in 16 drill holes along 2,000 meters of gold anomalous outcrops.

Drilling returned intercepts ranging from 0.32 g/t to 27 g/t Au hosted in veins, veinlets and breccia, mainly in close contact to the sandstones and siltstones with dikes of monzonite.

No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

El Picacho Property - El Picacho property is located in the north-central portion of the state of Sonora, 20 km southwest of the Mine. Exploration by the Company included geological mapping, sampling and compilation of the exploration work performed by previous exploration companies on the property.

The Company has drilled 8 holes on the property for a cumulative total of 1,478 meters. No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

El Durazno Target - As noted in the Technical Report summary under the heading “Other Targets” above, a preliminary campaign of reverse circulation drilling has been completed at the El Durazno target which is located 10 kms to the north of the Mine. During 2012 and 2013 the Company completed exploration work including prospecting, geological mapping, rock and soil sampling and a reverse circulation drilling totalling 3,342 meters in 15 drill holes distributed over two mineral targets within the project.

Drilling returned important mineral intersections in nine of these drill holes, the most significant of which are in the following:

  DRC13-005 an interval of 21.34 meters with a grade of 1.53 g/t Au including three mineral intervals of 10.67 meters width at 2.91 g/t Au, 4.57 meters of 6.48 g/t Au and 1.52 meters of 14.42 g/t Au. Along of the same hole at an interval of 10.67 meters of 1.47 g/t Au including 1.52 meters of 8.78 g/t Au;

  DRC13-011 at an interval of 28.96 meters with a grade of 0.42 g/t Au including 9.14 meters of 1.11 g/t Au;

  DRC13-004 an interval of 7.62 meters of 0.69 g/t Au including 1.79 g/t Au over 1.52 meters; and

  DRC-009 intersected 6.10 meters of 0.39 g/t Au.

Although this is an initial drill campaign on a new area, the results show that further exploration should be performed on the target; however, the Company has no current plans for further exploration work while resources are allocated to the development of the Gold Property.

La Mexicana Target - La Mexicana target is located 6.5 km north of the Mine. Mapping and sampling was performed along the north portion of the metamorphic precambrian belt of the San Francisco gold deposit, which includes systematic sampling of the existing underground works on the La Mexicana target. The assays included gold values as high as 28.91 g/t Au and generally showed consistency along the old underground workings.

In October 2011 and November 2011, 16 holes were drilled for a total of 2,669 meters to assist in further assessing the La Mexicana exploration potential.

No exploration was performed on this property during 2013 and the Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

El Capomo Target - El Capomo target is located in the state of Nayarit and consists of six concessions covering more than 47,500 hectares. Prospecting work done on the property has identified favourable geology for mineral discoveries in at least five locations; the most significant is a series of quartz veins and quartz outcrops along 1,200 meters with widths varying from 0.70 meters to 3.0 meters with gold and silver grades varying from 0.28 to 3.45 g/t Au and 15 to 240 g/t Ag.

During 2013, the target area of El Capomo was reduced to include only the most significant concessions for exploration. Instead of the original 47,500 hectares, the El Capomo now consists of three mining concessions totalling 9,786 hectares.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares of which 144,159,045 common shares were issued and outstanding as at December 31, 2013 and 163,379,045 common shares are currently issued and outstanding. The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2013 and none of which are currently issued and outstanding.

Options

As at December 31, 2013, the Company had the following outstanding options pursuant to the Stock Option Plan adopted by the Company’s board of directors on July 18, 2013. These options are exercisable into common shares.

Number of Options	Exercise Price	Expiry Date
1,700,000	$1.00	November 13, 2014
50,000	$1.00	November 27, 2014
3,050,000	$2.50	April 4, 2016
100,000	$2.75	Aug. 15, 2016
2,950,000	$2.56	Jan. 26, 2017
75,000	$2.15	August 20, 2017
650,000	$2.74	September 28, 2017
2,000,000	$1.25	December 18, 2018
800,000	$1.25	December 18, 2018
11,375,000

Warrants

As at December 31, 2013, there were no warrants outstanding in the capital of the Company and there are no warrants outstanding as at the date of this AIF.

MARKET FOR SECURITIES

Effective November 4, 2011 the Company’s common shares were listed for trading on the NYSE MKT under the symbol “TGD”. Effective March 23, 2011 the Company’s common shares were listed and posted for trading on the Toronto Stock Exchange under the symbol “TMM”. Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX Venture Exchange under the symbol “TMM”. The following table gives the monthly trading ranges for the Company’s common shares and the number of common shares traded (“Volume”) on the Toronto Stock Exchange:

Trading Price and Volume
Toronto Stock Exchange

2013	High	Low	Close	Volume
January 2013	C$3.16	C$2.55	C$2.79	7,101,000
February 2013	C$2.93	C$2.14	C$2.26	4,213,400
March 2013	C$3.01	C$2.16	C$2.94	7,458,700
April 2013	C$3.05	C$2.17	C$2.38	10,282,300
May 2013	C$2.64	C$2.13	C$2.64	6,118,000
June 2013	C$2.74	C$1.96	C$2.32	7,113,500
July 2013	C$2.56	C$2.11	C$2.21	10,439,900
August 2013	C$2.33	C$1.82	C$2.05	10,613,300
September 2013	C$2.11	C$1.66	C$1.74	8,726,200
October 2013	C$1.79	C$1.36	C$1.67	9,550,600
November 2013	C$1.63	C$1.06	C$1.21	12,834,400
December 2013	C$1.27	C$1.00	C$1.13	7,981,700

ESCROWED SECURITIES

There are no common shares held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof:

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Arturo Bonillas(1)(5) Hermosillo, Sonora, Mexico President, and Director	March 17, 2005	Mr. Bonillas has been the Company’s President since March 17, 2005.
Bruce Bragagnolo(1)(5) Vancouver, British Columbia, Canada Chief Executive Officer and Director	March 17, 2005	Mr. Bragagnolo has been the Company’s Chief Executive Officer since May 1, 2007.
Frank Cordova(2)(4) Hermosillo, Sonora, Mexico Director	July 16, 2008	Mr. Cordova is an attorney. He has held a number of positions in the Mexican federal and state governments and is currently the Secretary of Tourism for the State of Sinaloa.
R. Barry Fraser(2)(3)(4) Vancouver, British Columbia, Canada Chair of the Board and Director	December 3, 2010

Mr. Fraser is a barrister and solicitor. Effective March 24, 2014 Mr Fraser is the founder and managing partner of Fraser Litigation Group. He was a partner with Clark Wilson LLP from March 2007 to March 2014 and prior to that he was a partner with McCarthy Tetrault.

Eugene Hodgson Vancouver, British Columbia, Canada Director	October 31, 2005	Mr. Hodgson has been a self-employed consultant to public companies since 1996. He is currently Vice-President, Western Pacific Region for Corpfinance International Limited.
Paula Rogers(2)(3) Vancouver, British Columbia, Canada Director	August 3, 2011	Ms. Rogers is a Chartered Accountant. She is the Chief Financial Officer of Castle Peak Mining Ltd. and former Vice- President and Treasurer of Goldcorp Inc. from 2005 to 2010.
Miguel Soto(5) Aguascalientes, Ags Mexico Vice President of Exploration and Director	September 27, 2005	Mr. Soto has been the Chief Operating Officer of the Company since September 2005.
José Vizquerra(1)(3)(4) Toronto, Ontario, Canada Director	November 27, 2013

Mr. Vizquerra is the President, Chief Executive Officer and a director of Braeval Mining Corporation and a director of Oban Exploration Limited, a private exploration company focusing on copper exploration in Peru. Mr. Vizquerra holds a Masters of Science in Mineral Exploration from Queen’s University and a Bachelor in Civil Engineering (Honors) from Universidad Peruana de Ciencias Aplicadas.

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Miguel Bonilla Hermosillo, Sonora, Mexico Vice-President Finance Mexico	November 12, 2009	Mr. Bonilla has been the Company’s Vice-President Finance, Mexico since November 2009. He has been the Company’s comptroller since its inception in 2005. Mr. Bonilla is a Certified Public Accountant.
Leslie Kapusianyk Vancouver, British Columbia, Canada Corporate Secretary	June 28, 2012	Ms. Kapusianyk has been the Company’s Corporate Secretary since June 2012. She is a barrister and solicitor and has been the Corporate Counsel for the Company since August 2008.
Arturo Montaño Hermosillo, Sonora, Mexico Vice-President Operations Mexico	July 19, 2012

Mr. Montaño has been the Company’s Vice-President Operations, Mexico since July 2012. Prior to that he was the National Manager for Exploraciones Mojave, a wholly owned subsidiary of Mincore Inc. from January 2008 to July 2012. Mr. Montaño is a Registered Professional Engineer in Mexico.

Darren Prins Vancouver, British Columbia, Canada Chief Financial Officer	August 15, 2011

Mr. Prins has been the Company’s Chief Financial Officer since May 2012. He was the Company’s Vice-President Finance Canada from August 2011 until May 2012. He is a Chartered Accountant and was formerly Corporate Controller and Assistant Corporate Controller for Rusoro Mining Ltd. (October 2009 to July 2011). Prior to that Mr. Prins was in the audit and assurance practice at Ernst & Young LLP.

Taj Singh Toronto, Ontario Canada Vice-President Business Development	September 9, 2012

Mr. Singh is a Professional Engineer and was formerly a publishing Mining Analyst at Macquarie Capital Markets in Toronto. Mr. Singh is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and a member of the Society of Management Accountants of Canada.

Alex P. Tsakumis Richmond, British Columbia, Canada Vice-President Corporate Development	November 12, 2009	Mr. Tsakumis has been the Company’s VP Corporate Development since November 2009. Prior to that he provided corporate development and communications consulting services to the Company.

Notes:
(1)	Denotes a member of the Mergers & Acquisitions Committee of the Company
(2)	Denotes a member of the Audit Committee of the Company
(3)	Denotes a member of the Compensation Committee of the Company
(4)	Denotes a member of the Corporate Governance and Nominating Committee of the Company
(5)	Denotes a member of the Mining Operations Committee of the Company

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at December 31, 2013, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 6,386,800 common shares (not including common shares issuable upon the exercise of stock options) of the Company, representing 4.43% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings or regulatory actions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive or insider of the Company, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the year ended December 31, 2013, or before that period but are still in effect:

1.	Stock Option Plan dated July 18, 2013 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2.	Credit Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

3.	Guarantee between Timmins Goldcorp Mexico S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

4.	Guarantee between Molimentales del Noroeste S.A. de C.V. and Sprott Resources Lending Partnership dated May 27, 2011;

5.	General Security Agreement between the Company and Sprott Resource Lending Partnership dated May 27, 2011;

6.	First Amending Agreement to the Credit Agreement between the Company and Sprott Resource Lending Partnership dated July 3, 2012;

7.	Second Amending Agreement to the Credit Agreement between the Company and Sprott Resource Lending Partnership dated December 31, 2013; and

8.

Subsequent to December 31, 2013, the Company entered an Underwriting Agreement among the Company, RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., GMP Securities L.P., National Bank Financial Inc., Scotia Capital Inc. and PI Financial Corp. dated January 28, 2014.

INTEREST OF EXPERTS

As the term is defined in National Instrument 43-101, Lawrence Dick, P. Geo., a consultant to and former director of the Company, is a Qualified Person. Except for 19,500 common shares and 50,000 incentive stock option (as at December 31, 2013) he is not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In December 2013, the Company filed the technical report entitled NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico dated December 6, 2013 (the “Technical Report”). The Technical Report was prepared by Micon. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the Technical Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon. The Technical Report has been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com).

Messrs. Lewis, San Martin, Verma and Gowans and Micon, are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

Deloitte LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter is included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Company’s Audit Committee is comprised of Paula Rogers, Barry Fraser and Frank Cordova, all of whom are “financially literate” within the meaning of applicable Canadian and U.S. securities laws. In the opinion of the Company’s Board of Directors, Ms. Rogers, Mr. Fraser and Mr. Cordova are “independent” within the meaning of applicable Canadian and U.S. securities laws, including Rule 10A-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the TSX and NYSE MKT.

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Company’s Board of Directors has determined that Paula Rogers is an audit committee financial expert (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and is independent, as that term is defined by the Exchange Act and the NYSE MKT’s corporate governance standards applicable to the Company.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Company’s Board of Directors.

A summary of the relevant education and experience of each member of the Audit Committee is included in the table below.

Committee Member	Relevant Education and Experience
Paula Rogers Director and Chair of Audit Committee Independent Financially Literate

Ms. Rogers received her Bachelor of Commerce degree from the University of British Columbia in 1990. She became a member of the Institute of Chartered Accountants of British Columbia in 1993. From 1990 to 1994, Ms. Rogers was with Deloitte & Touche LLP (now Deloitte LLP), Chartered Accountants. Ms. Rogers has over 15 years experience working for Canadian-based international public companies in the areas of treasury operations, tax planning and compliance, mergers and acquisitions and financial reporting. She has extensive experience in multi-million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers is also currently the CFO of TSXV-listed Castle Peak Mining Ltd. She has served as an officer of other public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.

Frank Cordova Director Independent Financially Literate	Mr. Cordova is an attorney. He has held a number of positions in the Mexican federal and state governments and is currently the Secretary of Tourism for the State of Sinaloa.
Barry Fraser Director Independent Financially Literate

Mr. Fraser is a barrister and solicitor. Effective March 24, 2014 Mr. Fraser is the founder and managing partner of Fraser Litigation Group. He was a partner with Clark Wilson LLP from March 2007 to March 2014 and prior to that he was an associate and later a partner with McCarthy Tetrault.

Pre-approval policies and procedures

All related services provided by the Auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the Auditors.

The Audit Committee has reviewed other services provided by the Auditors and has determined that they do not interfere with the independence of the Auditors.

External auditor service fees

Deloitte has been the Company’s external auditor since January 2008. The aggregate fees billed for professional services rendered by Deloitte for the year ended December 31, 2013 and the year ended December 31, 2012 in Canadian dollars were as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Audit fees	$224,000	$260,500
Audit related fees	$nil	$nil
Tax fees	$98,400	$33,277
All other fees	$nil	$nil
Total	$322,400	$293,777

Notes:
(1)	“Audit Fees” means the aggregate fees billed by the Company’s external auditor for audit and interim review services.
(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual Meeting of Shareholders held on July 18, 2013, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

APPENDIX 1

TIMMINS GOLD CORP.
(the “Company”)

AUDIT COMMITTEE MANDATE AND CHARTER

A.	AUTHORITY AND MANDATE

1.	The Audit Committee (the “Committee”) is an advisory committee of the Board of Directors of the Company (the “Board”).

2.

This mandate and charter (the “Charter”) is part of a flexible governance framework for the Board’s’ strategic oversight of the Company. This Charter will be interpreted in the context of the Company’s Articles and all applicable laws, regulations and listing requirements and guidelines, including those of the Canadian Securities Administrators: National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110 Audit Committees (“NI 52-110”) as amended from time to time.

This Charter is a Board policy to guide the directors and officers in the governance of the Company. Although this Charter is intended to consolidate and restate legislative, regulatory or corporate obligations established by other documents and processes, it remains subject to the most current and binding legislative, regulatory and contractual obligations of the Company, and its directors and officers.

The authority and mandate of this Committee will evolve for greater independence of Committee members and processes as the corporate enterprise emerges through stages of capitalization and production.

3.	The Committee has the authority to:

a)	engage independent external auditors;

b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

c)	set and pay compensation for any advisors appointed by it; and

d)	communicate directly with the internal and external auditors.

Such advisors and external auditors will report to and be accountable to the Committee.

4.	The Committee reports to and is accountable to the Board. The Company will provide the Committee with reasonable resources for its work, including services of non-executive secretary.

5.

The Committee may delegate information assembly, assessment or advisory responsibilities to such advisors or subcommittees as it reasonably sees fit. The Committee may request any executive officer, employee, advisor or consultant of the Company to attend a Committee meeting and the individuals will be obliged to make every effort to do so or provide alternative effective communications with the Committee.

OVERVIEW AND PURPOSE

6.	The Audit Committee approves, monitors, evaluates, advises or makes recommendations to the Board, in accordance with this Committee charter, on:

a)	matters affecting the external audit and the financial reporting and accounting control policies and practices of the Company; and

b)	oversight of management's duties regarding financial risks encountered by the Company.

MEMBERSHIP AND ATTENDANCE AT MEETINGS

7.

The members of the Committee will consist of a minimum of three directors, appointed from Board directors by the Board and at the pleasure of the Board. Committee members will be appointed or affirmed at the first Board meeting following each Annual General Meeting and should expect to serve successive terms. One member of the Committee should have professional financial credentials and expertise.

8.

Subject to limited permitted exemptions, every audit committee member must be independent. At all times, even if exemptions apply, a majority of the members of the Committee will be “independent” (as defined by NI 52-110, and the Company’s Board Guideline: Independence).

9.

Subject to limited exemptions to upgrade education, every audit committee member must be financially literate as defined by NI 52-110, currently as having the ability to read and understand a set of financial statements of comparable breadth and complexity of issues reasonably expected to be raised in the financial statements of the Company.

10.	The Board will designate the chair of the Committee (the “Chair”).

11.

Attendance by invitation at a or a portion of a Committee meeting is determined by the Chair in the first instance, or by resolution of the Committee members. One or more of the Chief Financial Officer, Chief Executive Officer, or President of the Company, the auditor, and such other corporate officers, advisors, or support staff should be prepared to attend at the request of the Chair.

DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

12.

The Board, executive officers, and advisors, recognize that the Committee’s role is one of advising on strategic matters and providing oversight through the periodic assessment of corporate-governance performance against strategic plans, policies and protocols.

The Company’s executive officers and management are responsible for recommending board governance systems and strategic planning, enterprise risk management, and establishing internal controls, including retaining such advisors as management sees fit for professional advice on such matters. Executive officers, management and advisors are expected to have more time, knowledge and information to address day-to-day details and decisions; the Committee is expected to exercise due care and diligence at a strategic oversight level but not to provide detailed expertise nor assurances as to the work of others.

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13.	The following responsibilities are guidelines, subject to such other responsibilities or limitations designated by resolution of the Board from time to time, and to special circumstances:

13.1	Financial Strategic Planning and Policies

The Committee will review and make recommendations to the Board on matters related to:

(a)	strategic plans, goals, policies and budgets related to the financial and risk management and administration of the Company, and;

(b)	finance policies of the Company for compliance with such strategic documents, including such matters as signing authority, internal systems and controls, and reporting.

As a guideline and not as an exclusive list, the Committee will periodically review and assess, in conjunction with management and the external auditor, the following financial policy matters:

(a)	the appropriateness of accounting policies and financial reporting practices used by the Company;

(b)	any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

(c)	any new or pending developments in accounting and reporting standards that may affect or impact on the Company;

(d)	identification of the Company’s principal financial risks and uncertainties and the systems to manage such risks and uncertainties;

(e)	the key estimates and judgments of management that may be material to the financial reporting of the Company;

(f)

that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and annual and interim earnings press releases, as applicable;

(g)	the integrity (including without limitation, the effectiveness) of the Company’s disclosure controls and procedures, internal control and management information systems;

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(h)	the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company, and;

(i)	the approval policies and practices concerning the expenses of officers of the Company, including the use of Company assets.

13.2	Financial Accountability and Public Disclosures.

The Committee will,

(a)

obtain reasonable assurance, by discussions with and reports from management and external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)	review, and recommend to the Board for approval, the following public disclosure documents:

i.	the financial content of the annual report, if applicable;

ii.	the annual management information circular and proxy materials;

iii.	the annual information form, if applicable;

iv.	management’s discussion and analysis section of the Company’s quarterly and annual reports, and;

v.	quarterly financial statements and related press release, if applicable, on earnings of the Company, and;

(c)

review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board, including any report of management which accompanies published financial statements (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves.

prior to the Company providing such disclosures to the shareholders, any regulatory authority, or the public.

13.3	Financial Accountability and the External Auditor.

The Committee will,

(a)

assess candidates and recommend to the Board an external auditor to prepare an annual auditor’s report and perform other audit services for the Company and recommend the compensation of the external auditor , for the approval of the Board and nomination of such auditors by resolution for appointment by the shareholders in a general meeting;

(b)	review the terms and conditions of the annual external audit engagement including, but not limited to:

i.	staffing;

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ii.	objectives and scope of the external audit work;

iii.	materiality limits;

iv.	audit reports required;

v.	areas of audit risk;

vi.	performance timetable; and

vii.	proposed fees and compensation.

(c)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors or those of its subsidiaries; the Committee may delegate to one or more independent members of the Committee the authority to pre-approve non–audit services if the Committee is informed of each pre-approval at the next scheduled Committee meeting (all pre-approvals shall be made according to the pre-approval policies and procedures specified by the Board for each particular non-audit service);

(d)	review the fees paid to the external auditors or its affiliates for non-audit services, and consider the impact on the independence of the external audit work;

(e)

oversee the work of the external auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting, and including the review with the external auditors the results of the annual audit examination including, but not limited to the following:

i.	any difficulties encountered, or restrictions imposed by management, during the annual audit;

ii.	any significant accounting or financial reporting issues;

iii.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

iv.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

v.	any other matters which the external auditors should bring to the attention of the Committee.

(f)

meet with the external auditors, at least annually or as requested by the auditors, without management representatives present; and to meet with management, at least annually, without the external auditors present.

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13.4	Financial Accountability, Risk Management and Internal Controls.

The Committee will,

(a)

obtain reasonable assurance, by discussions with and reports from executive officers and the external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(b)

annually request the external auditor to provide its views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness or conservatism of estimates and elective accounting principles, or methods and judgments about the clarity of disclosures;

(c)

review the engagement of the auditor every five years, and when changing auditors for this or any other reason, review all issues related to the change, including the information to be included in the notice of change of auditor called for under applicable securities legislation and the rules and policies of applicable exchanges, and the planned steps for an orderly transition;

(d)

review any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements;

(e)	review the internal control and approval policies and practices concerning, and oversee the Company’s management of, identifying and mitigating financial risks faced by the Company;

(f)	review the compensation of directors and officers, including expenses and the use of the Company’s assets;

(g)	review all contractual indemnities and any claims of indemnification pursuant to the Articles of the Company;

(h)	provide Committee meeting minutes and reports to the Board, and;

(i)	review annually the terms of reference for the Committee and support the annual assessment of the performance of the Committee, and recommend any required changes to the Board.

13.5	Financial Accountability and Internal Transparency

The Committee will be responsible for the strategic oversight of, and have the full support and assistance of the Board and the Company to:

(a)

provide the Committee with such information, including access to all books, records, facilities and personnel, and resources to retain outside counsel or advisors, as the Committee may consider necessary and appropriate for its purposes;

6

(b)

request that the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them, report on any and all issues requested by the Committee or the external auditor, including those which are the subject of any Certificates to be signed and filed in accordance with applicable securities regulations by the Chief Executive Officer and Chief Financial Officer or persons who perform functions similar to them; and to review such report, and to;

(c)

establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Approved by Resolution of the Board 17 June, 2010

7

Audit Committee Mandate
Appendix A - Annual Agenda

The timetable below is a guideline of the Committee's expected regularly scheduled activities.

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
			[31Mar yr end]						[AGM]			
Financial Strategic Planning and Policies										X		
Financial Budget							X					
Financial Audit			[31Mar yr end]	X								
Review Auditor performance/retainer										X		
Review Year-end statements						X						
Financial Disclosures – review disclosures and information/ transparency matters	X		X		X				X		X	
Financial Risk Management - Review internal controls and risk environment										X		
Review accountability processes (complaints and concerns)										X		
Oversight of complaints and concerns	X		X		X				X		X	
Special *[as required]*			[ ]						[AGM]			

draft

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Audit Committee Mandate
Appendix B - Annual Assessment

B.1 Board Compliance - Audit Committee Annual Evaluation

[Please refer to the Governance Committee for the current standards and process for the annual assessment of the Committee's work and performance, by the Committee or the G&N Committee]

B.2 Regulatory Compliance - Audit Committee Compliance Checklist[1]

[The following is the type of assessment which could be requested by or required of Corporate Counsel or an independent advisor to assist the Committee in understanding obligations for regulatory disclosures or reporting]

Governance Principles and Practices	*Yes/No*		*Explain*
Organized			
Does the committee have a written mandate that addresses its purposes, goals and responsibilities; member qualifications, appointment and removal, and; reporting to the Board?			
Has the committee developed and periodically updated a set of operations guidelines, including risks, staffing and consultants, for the Board?			
Independent Judgment			
As the President is a designated member of the Committee, are appropriate measures in place for the independent and objective exercise of judgment?			
Competent			
Are [all] members of the committee qualified to serve on the Committee?			
Have engineering, systems or other operations consultants or advisors been retained to assist in strategic oversight or risk management matters, and if so who and under what mandate?			
Effective and Accountable			
Are all members of the Committee in compliance with the Code of Business Conduct and Standards?			
Does the Committee annually evaluate its meetings, mandate, performance, and systems?			
Does the Committee report to the Board after each committee meeting?			

[1] *Compiled from requirements of the NYSE and the Canadian TSX, but only as a guide -- not comprehensive nor current – confirm all current and applicable standards with legal counsel.*

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